SCHNEIDER WEINBERGER & BEILLY LLP
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October 28, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Mindy Hooker, Division of Corporation Finance Anne McConnell
John Cash, Branch Chief

Re:	China America Holdings, Inc.
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter ended June 30, 2010
File No. 0-53874

Ladies and Gentlemen:

China America Holdings, Inc. (the “Company”) is in receipt of the staff’s comment letter dated October 18, 2010. Following are the Company’s responses to the staff’s comments contained in such letter.

Form 10-Q for the quarter ended June 30, 2010

Note 2 – Acquisition, page 13

We note your response to prior comment three of our letter dated September 21, 2010. Please address the following:

•           Explain to us how sales transactions between Jinqian and AoHong/Wuling during the period ended December 31, 2009 were recorded in your consolidated financial statements both before and after you corrected the error in your accounting for the acquisition of Jinqian;

•           Confirm to us that subsequent to the acquisition of Jinqian, all transactions between Jinqian and AoHong/Wuling are eliminated in your consolidated financial statements;

•           Explain to us when you originally recorded the reduction in inventory and increase in cost or sales related to the coolant compound sale to Shanghai Menda that was never consummated. If the original entry was recorded prior to shipment, please explain why.

•           Confirm to us, if applicable, that any revenues and receivables that were originally recorded prior to the coolant compound sale to Shanghai Menda not being consummated were also eliminated from your consolidated financial statements.

RESPONSE:

Before the consolidation of Jinqian and the accounting error corrections sales transaction between Jinqian and AoHong/Wuling during the period ended December 31, 2009 were recorded as unrelated third party transactions. After the consolidation of Jinqian and the accounting error corrections, such transactions are accounted for as intercompany transactions. The Company hereby confirms that subsequent to the acquisition of Jinqian, and upon the accounting error corrections, all transactions between Jinqian and AoHong/Wuling are eliminated in its consolidated financial statements.

Aohong originally recorded the sale, reduction in inventory and increase in cost of sales related to the coolant compound sale to Shanghai Menda during the quarter ended December 31, 2009 subsequent to the shipment of the coolant compound and the risks of ownership had passed to the buyer and AoHong no longer retained any specific performance obligation pursuant to the terms of agreement for sale. Shortly after delivery of the coolant compound, the customer (Shanghai Menda) returned the goods as a result of pricing issues and AoHong/Wuling cancelled the sale during the quarter ended December 31, 2009. Aohong never reported any revenue from this transaction. Rather, Aohong overstated its inventory as a result of the accounting error.

The Company also confirms that any revenues and receivables of intercompany transactions were eliminated in its consolidated financial statements.

The Company trusts the foregoing sufficient responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Shaoyin Wang, CEO
Sherb & Co., LLP